Exhibit 3.1

Articles of association

1 THE NAME OF THE COMPANY

The name of the company is Spinnova Oyj and in English, Spinnova Plc.

2 DOMICILE OF THE COMPANY

The domicile of the company is Jyväskylä.

3 LINE OF BUSINESS

The line of business of the company is the manufacture of new value-added fibre products, research and development and the manufacture of machinery and equipment. In addition, the company may own, manage and trade in real estate and securities.

4 CHIEF EXECUTIVE OFFICER

The company has a Chief Executive Officer who is appointed by the Board of Directors of the company.

5 BOARD OF DIRECTORS

The company has a Board of Directors, consisting of a minimum of three (3) and a maximum of eight (8) ordinary members. The Board of Directors elects a Chair from among its members for its term. The term of office of the members of the Board of Directors expires at the closing of the Annual General Meeting following their election.

6 REPRESENTATION OF THE COMPANY

In addition to the Board of Directors, the Chair of the Board of Directors and the Chief Executive Officer may represent the company each alone and the members of the Board of Directors jointly two together. In addition, the Board of Directors may grant a procuration or the right to represent the company to a designated person.

7 BOOK-ENTRY SECURITIES SYSTEM

The shares of the company belong to the book-entry securities system after the expiry of the registration period decided by the Board of Directors.

8 AUDITOR

The company shall have an auditor that is an auditing firm approved by the Finnish Patent and Registration Office.

The term of office of the auditor shall expire at the closing of the Annual General Meeting following their election.

9 FINANCIAL PERIOD

The financial period of the company is the calendar year.

10 NOTICE TO GENERAL MEETING

The notice to General Meeting shall be delivered to the shareholders no earlier than three (3) months and no later than three (3) weeks prior to the General Meeting, however, no later than nine (9) days before the record date of the General Meeting.

The notice shall be delivered to the shareholders by means of a notice published on the company’s website or in at least one national daily newspaper designated by the Board of Directors.

In order to be entitled to attend and exercise their right to speak at the General Meeting, a shareholder must notify the company of its attendance by the date specified in the notice convening the General Meeting, which date may not be earlier than ten (10) days prior to the General Meeting.

In addition to the domicile of the company, General Meetings may be held in Helsinki, Espoo or Vantaa.

The Board of Directors may decide that an Annual or an Extraordinary General Meeting is arranged without a meeting venue in a manner whereby shareholders exercise their full decision-making powers in real time during the General Meeting using telecommunications and technical means (virtual meeting).

11 ANNUAL GENERAL MEETING

The Annual General Meeting shall be held annually on a date decided by the Board of Directors within six (6) months from the end of the financial year.

At the Annual General Meeting, the following shall be presented:

1.	the financial statements, which include the consolidated financial statements, and the annual report;

2.	the auditor’s report; and decided:

3.	the adoption of the financial statements, which in the parent company also includes the adoption of the consolidated financial statements;

4.	the use of the profit shown on the balance sheet;

5.	the discharge from liability of the members of the Board of Directors and the Chief Executive Officer;

6.	the remuneration of the members of the Board of Directors and the auditor;

7.	the number of the members of the Board of Directors elected:

8.	the members of the Board of Directors;

9.	the auditor; and discussed:

10.	other matters potentially included in the notice to the Annual General Meeting.